Exhibit 12.1

Burlington Northern Santa Fe Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

In millions, except ratio amounts
(Unaudited)
	Year ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Income before income taxes	$2,641	$3,368	$2,957	$2,996	$2,453
Add:
Interest and other fixed charges, excluding capitalized interest	613	533	511	485	437
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	268	278	282	261	221
Distributed income of investees accounted for under the equity method	5	5	4	3	4
Amortization of capitalized interest	4	5	4	4	8
Less:
Equity in earnings of investments accounted for under the equity method	12	13	19	27	15
Total earnings available for fixed charges	$3,519	$4,176	$3,739	$3,722	$3,108
Fixed charges:
Interest and fixed charges	$631	$550	$528	$499	$450
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	268	278	282	261	221
Total fixed charges	$899	$828	$810	$760	$671
Ratio of earnings to fixed charges	3.91x	5.04x	4.62x	4.90x	4.63x